            November 12, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Daniel Morris, Special Counsel

Re:	American Scientific Resources, Incorporated
Amendment No.5 to Form S-1
Filed on October 14, 2010
File No. 333-164517

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 28.

Selling Security Holders…, page 13

1.	Please tell us where in your response to prior comment 3 you address the 88,606,649 shares offered by Gols. We note your disclosure on page 7 that these shares were acquired in December 31, 2009.

Response:

The second bullet point of response to prior comment 3 addresses the 88,606,649 shares issued offered by Gols. The shares were issued to Gols as follows:

October 22, 2007	125,000 shares
February 9, 2009:	15,089,049 shares
April 26, 2009:	38,231,767 shares
June 1, 2009:	35,160,833 shares

The disclosure on page 7 has been revised to clarify that the 88,000,000 shares accepted by Gols in connection with the release agreement were previously issued shares.  The date of December 31, 2009 on page 7 refers to the date of the release agreement, not to the date the shares were issued. Please refer to the preamble to the release agreement which states, “Releasor is the owner of eighty eight million (88,000,000) shares of Releasee”. The release agreement pertains only to 88,000,000 of the total 88,606,649 shares.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

The 125,000 shares issued on October 22, 2007 were issued as additional consideration for the making of the loan by Gols. Please see Schedule A to Exhibit 10.27. The remaining 88,481,649 shares were issued as penalty interest on the note filed as Exhibit 10.27. Please see Section 2(b) of the Exhibit 10.27 which provides for certain penalty interest to be paid in shares of common stock.

2.	Regarding your response to prior comment 6, please tell us which exhibit contains the settlement agreement that gave rise to the issuance of the 88,606,649 shares.

Response:

The settlement agreement between the Company and Gols has been filed as exhibit 10.109. The settlement agreement did not give rise to the issuance of the 88,606,649 shares. 88,481,649 of the shares were issued as penalty interest on the note issued by the Company to Gols filed as exhibit 10.27.Please see Section 2(b) of Exhibit 10.27 which provides for certain penalty interest to be paid in shares of common stock. The remaining 125,000 shares were issued as additional consideration for the loan. Please see Schedule A to Exhibit 10.27. The settlement agreement provided that Gols would accept 88,000,000 of such shares in satisfaction of the note, subject to the terms and conditions of the Agreement (including an agreement by the Company to register such shares for resale). Please refer to the preamble to the settlement agreement which states, “Releasor is the owner of eighty eight million (88,000,000) shares of Releasee”.

3.
Also, with regard to prior comment 6, we note that you have not filed fully executed copies of the subscription agreements and/or warrant agreements for the other selling stockholders. In addition, it appears that the subscription agreements and warrants are incomplete and do not include all attachments, exhibits and schedules. Note that you are required to file complete and fully executed copies of all exhibits. Please confirm that you will comply. Alternatively, please tell us the basis upon which you rely to file form of agreements or agreements that arc otherwise incomplete.

Response:
Forms of the notes and warrants issued in the 2007 Notes Financing have been added as exhibits. The filing of the agreements for each of the selling stockholders under the 2007 Notes Financing would be highly burdensome and expensive to the Company (in particular in light of the fact that the Company has already filed well over 100 exhibits under this registration statement) while not providing any benefit to investors, as all of the selling stockholders under the 2007 Notes Financing purchased securities under the same form documents, which have been filed with the registration statement.

4.
While we note your revisions to the selling shareholder table, it appears that you still intend to register the shares underlying certain outstanding warrants. Given that you do not have sufficient authorized shares to allow conversion of your outstanding convertible debentures and your outstanding warrants, please tell us why you believe that these shares may be appropriately registered at this time. In addition, please tell us how you will be able to provide an unqualified opinion as required by Item 601(b)(5) of Regulation S-K.

Response:

The registration statement has been revised to remove all shares underlying warrants.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Legal Proceedings, page 25

5.	We note your added disclosure regarding the complaint filed by Tecnimed. Please disclose the name of the court where the proceeding is pending.

Response:

The name of the court where the proceeding is pending has been added in accordance with the Staff’s comment.

Purchase of Disintegrator Patent, page 28

6.
We note your response to prior comment 14. However, removing text from this amendment would not appear to address the fact that projections were disclosed without balancing language. Please revise to provide appropriate balancing metrics or tell us why you believe that revisions are unnecessary. Refer to Item 10(b)(2) of Regulation S-K and revise accordingly.

Response:

The Company believes it is making an estimate of amounts that will be due.  The Company believes it is following accepted accounting for contingenies.  Following contingency accounting, the Company has determined which level within the range that is most probable of achievement, and calculated and recorded what it believes is a reasonable estimate of the liability amount.  The Company’s current accounting could be viewed as similar to accrual for expected cash bonuses.

The Company does not believe it has disclosed a projection; instead the Company has been attempting to provide disclosure to support the basis for its accrual following the provisions of the underlying agreement.  The Company believes it has not provided any inferences that may be misleading and did not intend to provide any projection in the context of Item 10 (b) of Regulation S-K in the prospectus, and therefore the Company believes balancing language is not necessary or required in this section (in particular in light of the language in question now having been removed, prior to the effectiveness of the registration statement, and in light of the fact that such language will not be used in any effective registration statement).  Item 10(b)(2) requires disclosure of revenues, net income (loss) and earnings (loss) per share, or some other measure of income(loss).  Given the potential for extreme volatility of the Company’s future financial performance (due in part to the lack of any long-term arrangement for procuring and re-sale of the Company’s products), the Company has not attempted, and has no reasonable basis, to project results for the requisite two to three years, and therefore suitable balancing metrics have not been prepared and are not available.  Further, the Company believes that given its uncertain future cost and capital structure, any effort to project net income (loss) and earnings (loss) per share two to three years out is mere speculation and may be significantly misleading.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Furthermore, the Company is uncertain as to the type of balancing language and metrics to which the Staff refers, other than including a measure of income/loss (which in this case would be variable, highly speculative and truly unknown).

7.
Please clarify your disclosure in response to prior comment 15 to indicate how the company determines that a contact has been made due to Mr. Roth. For example, how, if at all, will the company distinguish between introductions made by Mr. Roth in his personal, as opposed to official, capacity? Will any introduction by Mr. Roth of a product that the company is not currently distributing qualify?

Response:

The registration statement has been revised to clarify that any introduction by Mr. Roth of a product that the company is not currently distributing will qualify.

Subsequent Events, page 36

8.
Refer to the first paragraph of this section. For purposes of consistency with your disclosure elsewhere in the registration statement, please define Lanktree Consulting Corp. as "Lanktree" rather than "Lender 1”. Note that defined terms should be used uniformly throughout the prospectus. Similarly, please revise this section to clarify your reference to Note 1 so that investors do not have to search the prospectus to find the term.

Response:

The registration statement has been revised to define Lanktree Consulting Corp. as “Lanktree” rather than “Lender 1”, and to revise the subsequent events section to clarify the reference to Note 1 in accordance with the Staff’s comment.

9.	Please revise to fully disclose the material terms of the agreement with Lanktree, including termination provisions and registration rights, if any.

Response:

The registration statement has been revised to fully disclose the material terms of the agreement with Lanktree in accordance with the Staff’s comment.

10.	It appears that the disclosure in this section does not account for the additional common stock outstanding from the previous amendment to your registration statement. Please reconcile.

Response:

As of the filing of Amendment No. 4 on September 16, 2010, the Company had 1,997,332,907 shares of common stock issued and outstanding (the figure of 1,991,486,587 stated in Amendment No.4 was stated as of August 30, 2010, the correct figure as of August 30, 2010 was 1,991,332,907; the difference appears to have been a typographical error).

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

As of the filing of Amendment No. 6, the Company currently has 2,070,627,109 shares of common stock issued and outstanding.

Between August 30, 2010, when the Company had 1,991,332,907 shares of common stock issued and outstanding, and the filing of Amendment No. 6, upon the filing of which the Company has 2,070,627,109shares issued and outstanding, the Company has issued an aggregate of 79,294,202 shares of common stock. These shares are all accounted for under “Subsequent Events” in Amendment No. 6. Please refer to the “summary of share issuances since June 30, 2010”.

Financial Statements

11.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response:

The financial statements will beupdated when required byRule 8-08 of Regulation S-X. An update is not required with Amendment No. 6.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

12.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:

The S-1 amendment No. 6 includes a currently dated and signed consent from the Company’s independent auditors and any subsequent amendments will include a currently dated and signed consent from the Company’s independent auditors.

In addition to the foregoing, please note that the risk factor regarding reliance on principal customers has been removed from the registration statement because it is no longer applicable. The Company does not have any single customers who account for 10% or more of sales.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com